Exhibit 99.1

ASML Welcomes Christophe Fouquet to Board of Management - Frits van Hout to Lead Strategy and Strategic Supplier Relations, Christophe Fouquet to Lead EUV Business
VELDHOVEN, The Netherlands, 20 February 2018 - ASML Holding N.V. (ASML) today announces that its Supervisory Board intends to appoint Christophe Fouquet (44) as Executive Vice President to the Board of Management, subject to notification of the Annual General Meeting of Shareholders on 25 April 2018. With the addition of Christophe Fouquet, the ASML Board of Management will expand from five to six members. Christophe Fouquet will take over responsibility for the Business Line EUV (Extreme Ultraviolet) from Frits van Hout per 1 April 2018.
Frits van Hout has successfully overseen the development of the EUV business over the last 5 years, bringing it to a level where EUV is widely accepted as the next lithography platform for the semiconductor industry. From 1 April 2018, he will focus on strategy and strategic supplier relations. Within the Board of Management he will be responsible for ASML’s growth specifically as it relates to the increasing significance of strategic supplier relationships, notably in the context of EUV and High-NA EUV as well as e-beam metrology and optical systems.
Christophe Fouquet, as a new member of the Board of Management, will oversee the introduction of EUV lithography in high volume manufacturing of integrated circuits (ICs) at customer sites. As ASML will continue to make improvements in the availability of the EUV systems and the profitability of the EUV business, Christophe Fouquet will drive the roll-out and industrialization of EUV and in parallel he will oversee the development and introduction of High-NA EUV lithography over coming years. In his current role as leader of Business Line Applications, Christophe Fouquet has established the Applications business as a key pillar under ASML’s Holistic Lithography strategy, overseeing strong organic sales growth and initiating and executing successful M&A through Taiwan-based HMI. Jim Koonmen, currently managing ASML-unit Cymer Light Sources, and before that managing ASML’s computational lithography unit, will succeed Christophe Fouquet as the leader of Business Line Applications.
“We’re delighted to welcome Christophe to the Board of Management where he will bring broad and deep technology and business experience. With Frits focusing on the best possible collaboration with our key strategic suppliers, we are confident that we have a great team in place to execute our strategy, achieve our 2020 sales and profit targets and realize further growth of the company beyond 2020,” said ASML’s President and Chief Executive Officer Peter Wennink.
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 19,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Regulated Information
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Forward-Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", and variations of these words or comparable words. The forward looking statements contained herein include statements about intended changes in the Board of Management including intended roles and responsibilities of particular individuals on the Board of Management, statements about ASML's growth, increasing significance of supplier relationships, the introduction of high volume manufacturing of EUV, expected improvements in availability of EUV systems and profitability of the EUV business and statements with respect to High NA EUV as well as statements about ASML's strategy including 2020 sales and profit targets and growth of the company beyond 2020. Forward-looking statements do not guarantee future performance and involve risks and uncertainties, including the risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.